UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 1-12441

ST. JUDE MEDICAL, LLC

(Exact name of registrant as specified in its charter)

One St. Jude Medical Drive, St. Paul, Minnesota 55117, (651) 756-2000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.10 per share

2.200% Senior Notes due 2013

3.750% Senior Notes due 2014

2.500% Senior Notes due 2016

2.000% Senior Notes due 2018

4.875% Senior Notes due 2019

2.800% Senior Notes due 2020

3.25% Senior Notes due 2023

3.875% Senior Notes due 2025

4.75% Senior Notes due 2043

1.22% Convertible Senior Debentures Due 2008

8.00% Convertible Subordinated Debentures Due 2011

2.800% Convertible Senior Debentures Due 2035

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:

Common Stock: One

2.200% Senior Notes due 2013: 0

3.750% Senior Notes due 2014: 0

2.500% Senior Notes due 2016: 0

2.000% Senior Notes due 2018: 54

4.875% Senior Notes due 2019: 0

2.800% Senior Notes due 2020: 55

3.25% Senior Notes due 2023: 60

3.875% Senior Notes due 2025: 52

4.75% Senior Notes due 2043: 45

1.22% Convertible Senior Debentures Due 2008: 0

8.00% Convertible Subordinated Debentures Due 2011: 0

2.800% Convertible Senior Debentures Due 2035: 0

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, St. Jude Medical, LLC has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	1/17/2017	By:	/s/ John A. Berry
John A. Berry
Assistant Secretary